

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2018

Charles P. Holden
Cheif Financial Officer
AGILITI, INC. \DE
100 Federal Street, 35th Floor
Boston, MA 02110

> **Re: AGILITI, INC. \DE**
> **Amenddment No. 1 to Registration Statement on Form S-4**
> **filed September 26, 2018**
> **File No. 333-226975**

Dear Mr. Holden:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Pre-effective Amendment 1 to Registration Statement on Form S-4 filed September 26, 2018

Exhibits

1. You indicate that your intent is to file by amendment some exhibits, including the legal and tax opinions. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement's effectiveness.

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Kevin Stertzel, Staff Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly, Staff Attorney, at 202-551-3728 or Amanda Ravitz, Assistant Director, at 202-551-3412 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction